FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the period 9 July 2004 – 22 July 2004

TELECOM CORPORATION OF NEW ZEALAND LIMITED

(Translation of registrant’s name into English)

Telecom House, North Tower, 68-86 Jervois Quay, Wellington,

New Zealand

(Address of principal executive offices)

The registrant will file annual reports on Form 20-F

(File No.1-10798)

CONTENTS

This report on Form 6-K contains the following:

Media Release

Rob McLeod to join Telecom Board	22 July 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

TELECOM CORPORATION OF NEW ZEALAND LIMITED

By:	/s/ Linda Marie Cox
Linda Marie Cox
Company Secretary

Dated: 22 July 2004

MEDIA RELEASE

22 July 2004

Rob McLeod to join Telecom Board

Telecom today announced the appointment of businessman Rob McLeod to its Board.

Chairman Dr Roderick Deane said Mr McLeod will be joining the Board from 26 July.

“Following the recent appointment of Mr Wayne Boyd, this is another exceptionally strong addition to our Board.

“Rob brings a deep understanding of business and finance and has a broad commercial perspective based on his involvement across many areas,” Dr Deane said.

“We now have a broad and well balanced set of skills and experience around the Board table and we’re not looking to make any more appointments at this stage,” Dr Deane said.

Mr McLeod is currently in the process of resigning from his position of Chairman of Ernst & Young. He is Chairman of the NZ Business Roundtable and a director of Tainui Group Holdings. He was appointed by the Prime Minister to the steering group of Hui Taumata, the Maori economic development summit.

He was until 2003 a member of the Treaty of Waitangi Fisheries Commission. He has also worked on Government taskforces looking at tax issues and the Inland Revenue Department and he was a member of the 1993 Ministerial Taskforce on Tertiary Education.

Mr McLeod was formerly a partner in Peat Marwick, McLeod Lojkine, and Managing Partner of Andersen New Zealand.

He is of Ngati Porou descent

The Board has determined that Mr McLeod will be an independent director as defined in the Telecom Board Charter and NZX Listing Rules

ENDS

For more information please call

John Goulter

Public Affairs & Government Relations Manager

04 498 9369

027 232 4303